Exhibit 4.1

AGREEMENT

This Agreement (“Agreement”) is made and entered into as of December 19, 2014 by and between Millennium Healthcare, Inc., a Delaware corporation (the “Company”), and Ellis International, Ltd. (“Subscriber”). Capitalized terms used but not defined herein will have the meanings assigned to them in the Warrant Subscription Agreement and Warrant (as defined below).

WHEREAS, at and about February 21, 2013, the Company and Subscriber entered into a Warrant Subscription Agreement (the “WSA”) and other agreements executed and/or delivered in connection therewith (collectively, “Transaction Documents”); and

WHEREAS, the Company issued to Subscriber a Series A Common Stock Purchase Warrant to purchase 1,000,000 shares of the Company’s common stock at $0.50 (the “Series A Warrant”) and a Series B Common Stock Purchase Warrant to purchase 1,000,000 shares of the Company’s common stock at $1.00 (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”); and

WHEREAS, the Company and Subscriber desire to exchange the Series A Warrant for 3,250,000 shares of the Company’s Common Stock and the Series B Warrant for a new warrant with terms as described below; and

NOW, THEREFORE, the Company and the Subscriber hereby agree as follows:

1.          The Company has agreed to issue to the Subscriber 3,250,000 shares of its Common Stock (the “Series A Shares”) in exchange for the Series A Warrant. The Company shall provide an opinion of counsel of Subscriber that the holding period of the Series A Shares tacks back to the issue date of the Series A Warrant for Rule 144 purposes. The Company agrees that no later than December 19, 2014, it will instruct its transfer agent to deliver the Series A Shares via DTC, per the instructions of Schedule A, without any restrictive legend. Upon the receipt of Series A Shares, the Series A Warrant shall be cancelled and the Subscriber shall immediately return to the Company the Series A Warrant. In the event the Company fails to deliver the Series A Shares via DTC without any restrictive legend no later than December 26, 2014, then this Agreement shall be null and void.

2.          Subject to the conditions in this Agreement, the Subscriber and Company agree to exchange the Series B Warrant for the warrant attached hereto as Exhibit A (the “2014 Series B Warrant”). Upon Subscriber receipt of the original 2014 Series B Warrant, it shall return the Series B Warrant to the Company.

3.          The Company acknowledges that upon the execution of this Agreement, the commencement date of the holding period, for Rule 144 purposes, of the 2014 Series B Warrant and any shares acquired thereunder pursuant to a cashless exercise, shall remain February 21, 2013, the issue date of the Series B Warrant. The Company shall provide an opinion of counsel that the holding period of the 2014 Series B Warrant as modified, tacks back to the issue date of the Series B Warrant for Rule 144 purposes.

4.          The Company shall file a form 8-K disclosing the terms of this Agreement with the Securities and Exchange Commission no later than December 22, 2014.

5.           This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.          All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery). Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

7.          No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the parties or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. The invalidity or unenforceability of any provision hereof will in no way affect the validity or enforceability of any other provision.

8.          Except as expressly set forth herein, this Agreement shall not be deemed to be a waiver, amendment or modification of any provisions of the Transaction Documents or of any right, power or remedy of the Subscriber, or constitute a waiver of any provision of the Transaction Documents (except to the extent herein set forth), or any other document, instrument and/or agreement executed or delivered in connection therewith and any other agreement to which the Subscriber may be parties to, in each case whether arising before or after the date hereof or as a result of performance hereunder or thereunder. Except as set forth herein, the Subscriber reserves all rights, remedies, powers, or privileges available under the Transaction Documents and any other agreement to which the Subscriber may be parties to, at law or otherwise. This Agreement shall not constitute a novation or satisfaction and accord of the Transaction Documents or any other document, instrument and/or agreement executed or delivered in connection therewith and any other agreement to which the Subscriber may be a party to.

IN WITNESS WHEREOF, the Company and Subscriber have caused this Agreement to be executed as of the date first written above.

COMPANY	SUBSCRIBER
Millennium Healthcare, Inc.	Ellis International Ltd.

/s/ Chris Amandola	/s/ Mendy Sheen

By: Chris Amandola	By: Mendy Sheen
Its: President	Its: Director

Schedule A

Insert DTC instructions.